Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL REPORTS FOURTH QUARTER,

YEAR-END 2008 FINANCIAL RESULTS

Total Revenues of $181 Million in Fourth Quarter, $757 Million in Full-Year 2008;

GAAP EPS of $0.76 in Fourth Quarter; $1.25 in Full-Year 2008;

EPS Excluding Specific Items of $0.34 in Fourth Quarter, $1.44 in Full-Year 2008;

Cash Flows From Operations of $107 Million in Fourth Quarter;

Year-End Cash Balances of $318 Million

TORONTO, Canada, February 26, 2009 — Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month and 12-month periods ending December 31, 2008. To the extent that this press release contains forward-looking statements, investors are cautioned that these are based on our current views, and actual outcomes are not certain. Please see the note on forward-looking information following the conference-call details below.

“The past year has been one of tremendous change, and 2008 will long be remembered as a pivotal year for Biovail,” said Biovail Chief Executive Officer Bill Wells. “Over the past ten months, we have taken decisive actions to better position Biovail for long-term success. While there is still much to do, we have made significant progress in restructuring the business and in the implementation of our New Strategic Focus. I remain confident that we’re on the right path.”

Total revenues for the three months ended December 31, 2008 were $181.5 million, compared with $203.9 million for the fourth quarter of 2007. Total revenues for the 12 months ended December 31, 2008 were $757.2 million, compared with $842.8 million for the full year of 2007. In accordance with United States Generally Accepted Accounting Principles (GAAP), Biovail reported net income of $120.4 million in the fourth quarter of 2008, compared with a net loss of

$32.0 million in the fourth quarter of 2007. For the 12 months ended December 31, 2008, net income was $199.9 million, compared with $195.5 million for the same period a year earlier. For the fourth quarter of 2008, Biovail reported GAAP earnings per share (EPS) of $0.76, compared with a net loss per share of $0.20 in the fourth quarter of 2007. For the full year of 2008, GAAP EPS were $1.25, versus EPS of $1.22 for the full year of 2007.

Specific Items Affecting Fourth-Quarter Results

GAAP net income and EPS figures for the fourth quarter of 2008 were negatively impacted by a $10.9-million restructuring charge primarily related to the write-off of certain technology-based intangible assets that are not expected to be utilized in the development of specialty central nervous system (CNS) products; $5.9 million in legal settlements, primarily related to the Ontario Securities Commission (OSC) investigation; $1.4 million in management succession costs; a $1.1-million loss on disposal of a portion of Biovail’s equity stake in Depomed Inc.; and a $4.5-million loss on the impairment of investments related to the Company’s investment in auction-rate securities. These charges were offset by a $90.0-million deferred income tax benefit as a result of an adjustment to the valuation allowance recorded against the Company’s loss carry-forwards in the U.S.

In aggregate, these items positively impacted net income and EPS in the fourth quarter of 2008 by $66.2 million and $0.42, respectively. Accordingly, Net Income Excluding Specific Items and EPS Excluding Specific Items in the fourth quarter of 2008 were $54.2 million and $0.34, respectively.

GAAP net income and EPS figures for the fourth quarter of 2007 were negatively impacted by total charges of $104.4 million and $0.65, respectively, primarily related to legal settlements.

For more information concerning Net Income Excluding Specific Items and EPS Excluding Specific items, please refer below to Table 1 - Reconciliation of U.S. GAAP Net Income and EPS to Net Income Excluding Specific Items and EPS Excluding Specific Items, and “Use of Non-GAAP Financial Measures”.

Specific Items Affecting Full-Year 2008 Results

GAAP net income and EPS figures for the full year of 2008 were negatively impacted by $70.2 million in restructuring charges primarily related to asset impairment charges related to Biovail’s manufacturing facilities in Puerto Rico, the Company’s research-and-development facility in Dublin, Ireland, and the write-off of certain technology-based intangible assets; $32.6 million primarily related to the settlements of the U.S. Attorney’s Office and the Ontario Securities Commission (OSC) investigations; $7.4 million in management succession costs; $6.2 million in costs related to the 2008 proxy-solicitation contest; a $9.9-million loss primarily related to the impairment of the Company’s investment in auction-rate securities; and a $1.2-million equity loss related to Biovail’s investment in Western Life Sciences Venture Fund. These charges were offset by a $90.0-million deferred income tax benefit as a result of an adjustment to the valuation allowance recorded against the Company’s loss carry-forwards in the U.S., and a $6.5-million net gain on disposal of investments, which reflects the sale of a portion of Biovail’s investment in Depomed, Inc. and the sale of its investment in Financière Verdi (formerly Ethypharm S.A.). In aggregate, these items negatively impacted net income and EPS in 2008 by $30.9 million and $0.19, respectively. Accordingly, Net Income Excluding Specific Items and EPS Excluding Specific Items in the full year of 2008 were $230.8 million and $1.44, respectively.

GAAP net income and EPS figures for the full year of 2007 were negatively impacted by total net charges of $103.5 million and $0.64, respectively, primarily related to legal settlements and a loss on the extinguishment of long-term debt.

For more information concerning Net Income Excluding Specific Items and EPS Excluding Specific items, please refer below to Table 1 - Reconciliation of U.S. GAAP Net Income and EPS to Net Income Excluding Specific Items and EPS Excluding Specific Items, and “Use of Non-GAAP Financial Measures”.

Balance Sheet, Cash Flow

At the end of 2008, Biovail had cash balances of $317.5 million, no long-term obligations and no outstanding borrowings under its committed $250-million credit facility.

Cash flows from continuing operations were $107.0 million in the fourth quarter of 2008 and $204.3 million in the full year of 2008, compared with $79.3 million and $340.9 million in the corresponding periods of 2007. Excluding the payments in 2008 of $93.0 million related to legal settlements, and $45.1 million to GlaxoSmithKline to settle contract costs associated with Wellbutrin XL®, cash flow from operations was $342.4 million in 2008.

Net capital expenditures were $0.7 million in the fourth quarter of 2008 and $22.0 million in the full year of 2008, compared with $11.4 million and $35.1 million in the corresponding periods in 2007, respectively. Capital expenditures are expected to decrease significantly going forward, as a result of the closure of the Company’s facilities in Puerto Rico and Ireland, and the availability of capacity in its Steinbach manufacturing facility. In 2009, Biovail anticipates capital expenditures to be in the range of $5 million to $10 million.

Commercial Launch of Xenazine®

On November 24, 2008, Biovail announced the commercial launch of Xenazine® (tetrabenazine tablets) in the U.S. through the Company’s marketing partner, Ovation Pharmaceuticals, Inc. Xenazine®, which was approved by the U.S. Food and Drug Administration (FDA) in August 2008 for the treatment of chorea associated with Huntington’s disease (HD), is the first and only FDA-approved treatment for any HD-related symptom. The product is being distributed throughout the U.S. via a specialty pharmacy network. Through February 6, 2009, total prescription volume has exceeded initial expectations.

In 2008, Biovail recorded Xenazine® revenues of $2.6 million and Nitoman® (the brand name for tetrabenazine tablets in Canada) revenues of $1.5 million, including $0.4 million recognized as Biovail Pharmaceuticals Canada (BPC) revenues.

Commercialization Agreement for Aplenzin

In December 2008, Biovail entered into a supply agreement with sanofi-aventis US for the marketing and distribution of Aplenzin™ (bupropion hydrobromide tablets) in the United States and Puerto Rico. Biovail has manufactured launch quantities of the 348mg and 522mg dosage strengths of Aplenzin™ in anticipation of the product’s U.S. launch early in the second quarter of 2009.

Under the terms of the agreement, Biovail will manufacture, supply and sell Aplenzin™ to sanofi-aventis US at contractually determined prices, which will be based on sanofi aventis US’ net selling price. Biovail’s supply price will range from 25% to 35% of net sales, depending on the level of net sales of Aplenzin™ in each calendar year.

Strengthened Senior Management Team

Biovail strengthened its expertise in specialty CNS disorders with the addition of three distinguished executives in 2008. In November, Dr. Christian H. Fibiger was appointed Senior Vice-President, Chief Scientific Officer of Biovail Laboratories International SRL. Dr. Fibiger, a Fellow of the American College of Neuropsychopharmacology, was most recently Chief Scientific Officer of MedGenesis Therapeutix Inc. — a privately held biopharmaceutical company based in Victoria, British Columbia. From 2003 to 2007, Dr. Fibiger served as Vice-President and Global Therapeutic Area Head of Neuroscience for Amgen Inc. Prior to that, he served for five years at Eli Lilly & Co. as Vice-President of Neuroscience Discovery Research and Clinical Investigation.

In June, Biovail appointed Dr. Robert Butz as Vice-President, Medical and Scientific Affairs. Dr. Butz brings over 30 years of experience in the pharmaceutical industry, including tenures at Burroughs Wellcome, Quintiles Transnational, Amylin Pharmaceuticals, Sensus Drug Development Corporation and MDS Pharma Services. Throughout his career, Dr. Butz has been involved in the development of over a dozen CNS programs.

In August, Biovail appointed Dr. Neil M. Sussman as Vice-President, Neurologic and Psychiatric Development of Biovail Technologies, Ltd. Prior to joining Biovail, Dr. Sussman was President of NMSNeuro Consulting, specializing in therapeutic areas such as dementia, mania, neuroprotection, multiple sclerosis and Parkinson’s disease.  Before that, Dr. Sussman was Senior Director, CNS Clinical Research of Kyowa Pharmaceutical, overseeing development-stage products in Parkinson’s disease.

In September, Biovail appointed Peggy Mulligan, FCA to the role of Senior Vice-President, Chief Financial Officer. Mrs. Mulligan was most recently a Principal at Priiva Consulting Corporation, a leading game theory consulting practice. Prior to that, she served as Executive Vice-President, Chief Financial Officer and Treasurer of Linamar Corporation from 2005 to 2007. Mrs. Mulligan spent more than eleven years with The Bank of Nova Scotia (Scotiabank), most recently as Executive Vice-President, Systems and Operations, where she was responsible for operational processes and technology across Canada and in more than 50 other markets. Mrs. Mulligan was named a Fellow Chartered Accountant (FCA) by the Institute of Chartered Accountants of Ontario in 2003.

Restructuring Update

In the fourth quarter of 2008, Biovail completed the closure of its R&D facility in Dublin, Ireland, and the consolidation of activities conducted therein to the Company’s facility in Chantilly, Virginia. The ongoing closure of Biovail’s two Puerto Rico manufacturing facilities and the transfer of certain manufacturing processes to the Steinbach, Manitoba facility remains on track to be completed in 2010.

Biovail expects to incur total costs of $80 million to $100 million as a result of these and other restructuring initiatives; including $72.8 million recorded in 2008. The cash component of these charges is expected to be $20 million to $40 million; of which $10.2 million has been incurred through December 31, 2008. Biovail expects these efficiency initiatives, once fully implemented, will result in annual savings of $30 million to $40 million.

In 2008, Biovail sold 4.2 million common shares of its equity investment in Depomed Inc. and its economic interest (common shares and convertible securities) in Financière Verdi for total proceeds of $25.4 million. Biovail is actively pursuing the sale and leaseback of its corporate headquarters in Mississauga, Canada, and expects to complete such a transaction in the first half of 2009. Biovail anticipates realizing a loss on disposal of this asset of approximately $7 million. Biovail is also pursuing the divestiture and/or monetization of other non-core assets, including its facilities in Puerto Rico and Ireland. Biovail continues to believe that the sale of non-core assets could, in aggregate, result in cash proceeds of approximately $100 million.

Share Repurchase Program

Under the Company’s ongoing share repurchase program, 2.8 million shares were purchased and cancelled in 2008 at a total cost of $29.8 million. Biovail’s Board has approved the purchase of up to 14 million shares under the program (subject to regulatory filings and approvals), which expires June 1, 2009. Biovail’s credit facility currently restricts any share repurchases to $50 million per calendar year and any purchases beyond this threshold require lender consent. Biovail has not requested or obtained such consent.

Ultram® ER Recall

In December 2008, Biovail announced the voluntary recall of certain lots of Ultram® ER 100mg tablets from wholesalers and pharmacies due to a manufacturing issue not related to patient safety. As a result, Biovail recorded a $6.5-million provision against Ultram® ER revenues in the fourth quarter of 2008; and a $0.6-million charge to cost of goods sold related to affected product that had not been shipped. In addition, Biovail incurred $1.0 million in administrative costs related to the recall. Biovail anticipates making replacement shipments of Ultram® ER 100mg tablets to the Company’s marketing partner, PriCara (formerly Ortho-McNeil, Inc.), in the first half of 2009.

Reduction of Valuation Allowance

In the fourth quarter of 2008, Biovail recognized a deferred income tax benefit of $90.0 million as a result of a change in the Company’s assessment of the realizability of a portion of its deferred tax assets related to approximately $350 million of non-operating loss (NOL) carry-forwards in the U.S. As a result of the taxable position of the Company’s U.S. operations for the last three years, and in consideration of the expectation that it is more likely than not that the Company will utilize approximately $230 million of these NOL carry-forwards, the Company reduced the valuation allowance against a portion of the deferred tax asset in respect of the U.S. NOLs. This reduction is expected to result in the recording of deferred tax expense, which will result in an increase in the Company’s effective GAAP tax rate commencing in the first quarter of 2009. However, as the use of NOLs reduces cash taxes otherwise payable, Biovail does not anticipate any significant changes to its cash tax rate in 2009. Accordingly, to facilitate a more appropriate comparison between periods, Biovail will begin reporting cash EPS in the first quarter of 2009.

Fourth Quarter and 2008 Financial Performance

Product revenues for the fourth quarter of 2008 were $171.4 million, compared with $194.0 million in the fourth quarter of 2007, a decrease of 12% that reflects the impact of generic competition for Wellbutrin XL® 150mg tablets, as well as lower revenues from Ultram® ER and Biovail Pharmaceuticals Canada (BPC), primarily due to the weakening of the Canadian dollar in the fourth quarter of 2008. Partially offsetting factors include increases in revenues from Cardizem® LA, Legacy products and the Company’s generic products portfolio; and the inclusion of Xenazine®/Nitoman® revenues in the 2008 period. Product revenues for full-year 2008 were $714.5 million, compared with $801.0 million for 2007, a decrease of 11%. Excluding Wellbutrin XL®, total product revenues were $593.8 million for full-year 2008, compared with $588.7 million for 2007, an increase of 1%.

Product revenues for Wellbutrin XL® were $14.9 million in the fourth quarter of 2008 and $120.7 million in the full year of 2008, compared with $44.4 million and $212.3 million in the corresponding periods in 2007, respectively. These decreases reflect the introduction of generic competition for the 300mg dosage strength of the product in December 2006, and for the 150mg strength in May 2008.

Ultram® ER generated revenues of $17.8 million in the fourth quarter of 2008 and $81.9 million in the full year of 2008, compared with $23.4 million and $86.7 million in the corresponding periods in 2007, respectively. The year-over-year decreases reflect the December 2008 recall of certain lots of the 100mg strength of Ultram® ER, which negatively impacted revenues by $6.5 million, and a 5% decrease in total prescription volumes; partially offset by price increases implemented in 2008 by Biovail’s marketing partner Pricara, and a favorable shift in the prescription mix to the 200mg and 300mg dosage strengths.

Revenues for Biovail’s Zovirax® franchise were $43.2 million in the fourth quarter of 2008 and $150.6 million in the full year of 2008, compared with $43.6 million and $147.1 million in the prior-year periods, respectively. Revenues in 2008 were favourably impacted by price increases, partially offset by a 4% decrease in prescription volumes compared with 2007. Based on industry data, in the fourth quarter of 2008, Zovirax® Ointment and Zovirax® Cream held a combined 74.3% share of the U.S. topical herpes market, an increase of 2% in market share versus fourth-quarter 2007 levels.

In October 2008, Biovail terminated its promotional services agreement with Sciele Pharmaceuticals, Inc. for Zovirax® Ointment and Zovirax® Cream, as a result of the acquisition of Sciele by Shionogi & Co. and pursuant to the change of control provisions within the agreement. In January 2009, Publicis Selling Solutions (PSS), a contract sales organization, assumed promotional responsibility for the Zovirax® line. As a result of this change, Biovail will retain a greater share of the product line’s economics going forward.

Fourth-quarter 2008 revenues for BPC were $17.7 million, compared with $19.3 million in the prior-year period. Fluctuations in foreign currency exchange rates negatively impacted BPC by approximately $4 million in the fourth quarter compared with the corresponding period in 2007. BPC revenues for the full year of 2008 were $70.6 million, compared with $61.9 million in the full year of 2007, an increase of 14% that reflects year-over-year increases in total prescription volume of 53% and 28% for Wellbutrin® XL and Tiazac® XC, respectively, and the inclusion of Nitoman® revenues as of December 1, 2008.

In the U.S., Cardizem® LA generated revenues of $14.1 million in the fourth quarter of 2008, compared with $8.2 million for the corresponding period in 2007. In the full year of 2008, Cardizem® LA generated revenues of $48.0 million, compared with $69.3 million in the full year of 2007. The decrease in the full year of 2008 reflects lower prescription volumes, and the fulfillment of backorders of 120mg and 180mg strength tablets in the first quarter of 2007. The amortization of deferred revenues associated with the May 2005 Kos Pharmaceuticals, Inc. transaction positively impacted Cardizem® LA revenues by $3.8 million and $15.1 million in the fourth quarter and full year, respectively, of both 2007 and 2008. Pursuant to a settlement agreement with Watson Pharmaceuticals, Inc. a generic formulation of Cardizem® LA could be launched beginning April 1, 2009.

Biovail’s Legacy products generated revenues of $38.7 million for the fourth quarter of 2008, compared with $35.7 million in the fourth quarter of 2007. In the full year of 2008, Legacy products generated revenues of $154.2 million, compared with $136.9 million in the full year of

2007, an increase of 13% that reflects the positive impact of price increases, partially offset by the anticipated decline in prescription volumes for these mature products.

Product revenue for Biovail’s portfolio of generic products (distributed by a subsidiary of Teva) was $21.4 million in the fourth quarter of 2008 and $83.2 million in the full year of 2008, compared with $19.4 million and $86.8 million in the corresponding periods in 2007, respectively. The decrease in the full year of 2008 reflects lower prescription volumes and pricing due to increased competition, partially offset by the benefit of a $4.5 million adjustment made by Teva to reduce its chargeback provision related to past sales of these generic products.

In the fourth quarter of 2008, Biovail recorded Xenazine® revenues of $2.6 million, reflecting the November 24, 2008 launch of the product by Biovail’s marketing partner, Ovation Pharmaceuticals, Inc. In Canada, as of December 1, 2008, Nitoman® revenues are included in BPC’s revenues. Nitoman® generated fourth-quarter 2008 revenues of $1.1 million, including $0.4 million reported in BPC revenues.

The supply of 1000mg Glumetza® tablets to Depomed Inc. for the U.S. market generated fourth-quarter and full-year 2008 revenues of $0.4 million and $1.5 million, respectively.

Performance Summary

The following table summarizes Biovail’s product revenue performance by category in the fourth quarter and full year of 2008:

($000s)	Q4/08 Revenues	Q4/07 Revenues	Change (%)	2008 Revenues	2007 Revenues	Change (%)
Wellbutrin XL®	14,882	44,356	(66)	120,745	212,325	(43)
Ultram® ER	17,768	23,368	(24)	81,875	86,714	(6)
Zovirax®	43,191	43,603	(1)	150,613	147,120	2
Biovail Pharmaceuticals Canada	17,681	19,338	(9)	70,580	61,889	14
Cardizem® LA	14,119	8,236	71	48,002	69,300	(31)
Legacy Products	38,729	35,692	9	154,206	136,855	13
Generics	21,410	19,364	11	83,246	86,843	(4)
Xenazine®/Nitoman®	3,270	—	N/A	3,736	—	N/A
Glumetza® (U.S.)	388	—	N/A	1,545	—	N/A
Total Product Revenues	171, 438	193,957	(12)	714,548	801,046	(11)

Research-and-development (R&D) revenue in the fourth quarter of 2008 was $5.8 million, compared with $5.4 million in the fourth quarter of 2007. In the full year of 2008, R&D revenues were $24.4 million, compared with $23.8 million for the full year of 2007, a 2% increase that reflects modestly higher activity levels at the Company’s Contract Research Division (CRD) in 2008.

Royalty and other revenue decreased 8% to $4.2 million in the fourth quarter of 2008, but increased 2% to $18.3 million in the full year of 2008. The full-year performance reflects higher royalties associated with Tricor (fenofibrate tablets).

Cost of goods sold for the fourth quarter of 2008 was $52.1 million, compared with $62.3 million in the fourth quarter of 2007. Gross margins based on product sales were 70% and 72% in the fourth quarter and full year of 2008, respectively, compared with 68% and 72% in the fourth quarter and full year of 2007, respectively. Negatively impacting gross margins in 2008 were lower Wellbutrin® XL revenues; lower absorption of manufacturing overhead as a result of reduced volumes of Wellbutrin® XL, Ultram® ER, Cardizem® LA and the Company’s generic products; and the inclusion of lower-margin revenues from Xenazine®/Nitoman®. These items were offset by price increases implemented across a number of product lines and a $4.5-million adjustment to a chargeback provision related to the Company’s generic products.

R&D expenditures were $16.1 million for the fourth quarter of 2008 and $92.8 million for the full year of 2008, compared with $29.3 million and $118.1 million for the corresponding periods in 2007, respectively. The year-over-year decreases in 2008 reflect the termination of the development program for BVF-146 (combination of tramadol and a non-steroidal anti-inflammatory drug), reduced overhead costs as a result of the closure of the Ireland facility, and lower expenses associated with feasibility programs in Biovail’s development pipeline as the Company rebalances its development priorities towards specialty CNS programs. Partially offsetting factors include the development and submission of three abbreviated new drug applications (ANDAs) to the FDA in 2008, higher unabsorbed expenses associated with the Company’s CRD, and the ongoing development of BVF-324 for the treatment of premature ejaculation — a sexual dysfunction believed to affect more men than erectile dysfunction. Biovail currently anticipates the initiation of European Phase III studies for BVF-324 in mid-2009. With respect to BVF-045, Biovail is pursuing a development partner to share the risks and costs associated with the clinical development of the product.

Selling, general and administrative (SG&A) expenses for the fourth quarter and full year of 2008 were $44.0 million and $188.9 million, respectively, compared with $31.4 million in the fourth quarter of 2007 and $161.0 million in the full year of 2007. In the fourth quarter of 2008, there were a number of items that added $12.0 million to SG&A expenses. These include $9.9 million related to legacy litigation matters, including $8.9 million in indemnity obligations to certain former officers; $1 million in administrative costs related to the voluntary recall of Ultram® ER 100mg tablets; and $1.4 million in management succession costs. In contrast, the fourth quarter of 2007 benefited from insurance recoveries related to legal costs of $7.9 million and the reversal of certain accruals, largely related to bonuses, of $4.5 million. On a normalized basis, SG&A expenses are down $7.0 million in the fourth quarter of 2008, compared with the fourth quarter of 2007.

In the full year of 2008, Biovail incurred charges and costs totaling $42.2 million for a number of items. These include $22.6 million related to legacy litigation matters (including $16.4 million in indemnity payments), $6.2 million in costs related to the proxy contest, $7.4 million in management succession costs, $4.1 million related to the implementation of the Company’s New Strategic Focus and $1.1 million related to the valuation of deferred share units (DSUs) issued to Board members. During the full year of 2007, Biovail incurred $42.0 million in legacy litigation expenses, including indemnity costs of $10.1 million, which were partly offset by insurance recoveries of $20.5 million. On a normalized basis, SG&A expenses in the full year of 2008 were up 3% compared with 2007 levels, which reflects higher sales-and-marketing expenses in 2008.

Amortization expense in the fourth quarter of 2008 was $15.6 million, compared with $12.1 million in the fourth quarter of 2007. In the full year of 2008, amortization expense was $51.4 million, compared with $48.0 million in the full year of 2007. The increases in 2008 reflect the inclusion of amortization of intangible assets related to the September 2008 acquisition of Prestwick Pharmaceuticals, Inc.

Specific Items Affecting Operations

Specific Items impacting net income and EPS in the fourth quarter and full-year 2008 are outlined below.

Table 1. Reconciliation of U.S. GAAP Net Income and EPS to Net Income Excluding Specific Items and EPS Excluding Specific Items

Amounts expressed in thousands of dollars, except per share data

	Three Months Ended		Twelve Months Ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
GAAP Net Income (Loss)	120,380	(31,971)	199,904	195,539
GAAP Diluted Earnings (Loss) per share	$0.76	$(0.20)	$1.25	$1.22
Adjustments:
Restructuring costs (recovery)	10,855	(44)	70,202	668
Legal settlements	5,917	93,052	32,565	95,114
Proxy solicitation costs	50	—	6,192	—
Management succession costs	1,362	—	7,414	—
Loss (gain) on disposal of investments	1,083	(8640)	(6,534)	(24,356)
Loss on impairment of investments	4,541	8,949	9,869	8,949
Deferred Tax Asset – Release of valuation allowance	(90,000)	—	(90,000)	—
Intangible asset impairments, net of gain on disposal	—	9,910	—	9,910
Equity loss	—	1,203	1,195	2,528
Contract recoveries	—	—	—	(1,735)
Loss on early extinguishment of debt	—	—	—	12,463
Total Adjustments	(66,192)	104,430	30,903	103,541

Diluted EPS Impact of Total Adjustments	$(0.42)	$0.65	$0.19	$0.64

Net Income Excluding Specific items	54,188	72,459	230,807	299,080
Diluted EPS Excluding Specific Items	$0.34	$0.45	$1.44	$1.86

Use of Non-GAAP Financial Measures

Net income excluding specific items (“Net Income Excluding Specific Items”) and earnings per share excluding specific items (“EPS Excluding Specific Items”) have been provided as Biovail believes that such measures provide investors with additional information to assist in understanding critical components of Biovail’s financial results and that they are useful measures for investors and management that facilitate, on an aggregate and on a per-share basis, respectively, operating comparisons between periods. Net Income Excluding Specific Items and EPS Excluding Specific Items exclude the effects of restructuring charges, legal settlements, management succession costs, proxy-solicitation costs, losses or gains on the disposal or impairment of certain investments, an equity loss and the release of a valuation allowance against the Company’s deferred tax assets. The items are excluded in the determination of such measures because they are either non-cash in nature, non-recurring, or otherwise not considered to be in the ordinary course of business. Such measures do not have any standardized meanings prescribed by GAAP, and are therefore unlikely to be comparable to similar measures presented by other companies. Net Income Excluding Specific Items and EPS Excluding Specific Items are not measures of performance under GAAP, and should not be considered in isolation of or as substitutes for net income or earnings per share prepared in accordance with GAAP. Biovail has provided a reconciliation of Net Income Excluding Specific Items to GAAP net income and of EPS Excluding Specific Items to GAAP earnings per share above.

Conference Call

Biovail management will host a conference call and Webcast on Thursday, February 26, 2009, at 8:30 a.m. EST for Company executives to discuss 2008 fourth-quarter and full-year 2008 financial results. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of Biovail's Web site at www.biovail.com. To access the call live, please dial 416-641-6124 (Toronto and International callers) and 1-866-299-8690 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EST on Thursday, March 5 2009, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 3282380#.

Caution Regarding Forward-Looking Information and "Safe Harbor" Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s progress in implementing changes to its business and strategy, the timing, anticipated impact and associated costs of the closures of the Company’s Puerto Rico and Ireland facilities and the Company’s other efficiency initiatives, the Company’s anticipated annual cost savings from its cost-efficiency initiatives, the outcome and objectives of business development efforts, the anticipated commercialization and launch of Aplenzin™, the anticipated impact of the promotion of Zovirax® by PSS, the Company’s intent with respect to the initiation of Phase III studies for BVF-324, the Company’s plans with respect to a development partner for BVF-045,  the Company’s anticipated capital expenditures in future years, the timing and anticipated impact of the Company’s sale and leaseback of its corporate headquarters, the timing of the Company’s anticipated replacement shipments of Ultram® ER 100mg tablets, the anticipated timing of the launch of a generic formulation of Cardizem® LA, the expected impact of the reduction in valuation allowance, changes in the Company’s cash tax rate, and can generally be identified by the use of words such as “guidance”, “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things:  the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, infringement and alleged infringement of our intellectual property rights and those of others, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereto, the continuation of the recent financial market turmoil, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail's forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2008	2007	2008	2007
REVENUE
Product sales	$171,438	$193,957	$714,548	$801,046
Research and development	5,834	5,372	24,356	23,828
Royalty and other	4,224	4,567	18,274	17,944
	181,496	203,896	757,178	842,818
EXPENSES
Cost of goods sold (exclusive of amortization of intangible assets shown separately below)	52,087	62,272	197,167	223,680
Research and development	16,085	29,274	92,844	118,117
Selling, general and administrative	44,031	31,418	188,922	161,001
Amortization of intangible assets	15,642	12,107	51,369	48,049
Restructuring costs (recovery)	10,855	(44)	70,202	668
Legal settlements, net of insurance recoveries	5,917	93,052	32,565	95,114
Intangible asset impairments, net of gain on disposal	—	9,910	—	9,910
Contract recoveries	—	—	—	(1,735)
	144,617	237,989	633,069	654,804
Operating income (loss)	36,879	(34,093)	124,109	188,014
Interest income	737	4,943	9,400	24,563
Interest expense	(294)	(370)	(1,018)	(9,745)
Foreign exchange gain (loss)	82	(239)	(1,057)	5,491
Equity loss	—	(1,203)	(1,195)	(2,528)
Loss on impairment of investments	(4,541)	(8,949)	(9,869)	(8,949)
Gain (loss) on disposal of investments	(1,083)	8,640	6,534	24,356
Loss on early extinguishment of debt	—	—	—	(12,463)
Income (loss) before provision for (recovery of) income taxes	31,780	(31,271)	126,904	208,739
Provision for (recovery of) income taxes	(88,600)	700	(73,000)	13,200
Net income (loss)	$120,380	$(31,971)	$199,904	$195,539

Basic and diluted earnings (loss) per share	$0.76	$(0.20)	$1.25	$1.22

Weighted average number of common shares outstanding (000s)
Basic	158,495	161,024	159,730	160,839
Diluted	158,495	161,024	159,730	160,875

Cash dividends declared per share	$0.375	$0.375	$1.500	$1.500

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At
	December 31
	2008	2007
ASSETS
Cash and cash equivalents	$317,547	$433,641
Other current assets	172,817	273,376
	490,364	707,017
Marketable securities	21,916	24,417
Long-term investments	102	24,834
Property, plant and equipment, net	148,269	238,457
Intangible assets, net	720,372	630,514
Goodwill	100,294	100,294
Deferred tax assets, net of valuation allowance	116,800	20,700
Other long-term assets, net	25,448	35,882
	$1,623,565	$1,782,115

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$267,166	$367,578
Long-term liabilities	154,800	116,718
Shareholders' equity	1,201,599	1,297,819
	$1,623,565	$1,782,115

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$120,380	$(31,971)	$199,904	$195,539
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	27,706	27,504	102,905	94,985
Amortization and write-down of deferred financing costs	130	130	520	4,821
Amortization and write-down of discounts on long-term obligations	—	—	—	962
Deferred income taxes	(90,000)	—	(90,000)	—
Payment of accrued legal settlements, net of insurance recoveries	—	(2,062)	(93,048)	(16,462)
Additions to accrued legal settlements, net of insurance recoveries	5,917	95,114	32,565	95,114
Accrued contract costs	—	—	(45,065)	(8,000)
Stock-based compensation	1,166	1,862	7,906	10,633
Loss (gain) on disposal of investments	1,083	(8,640)	(6,534)	(24,356)
Impairment charges	12,001	21,468	69,056	21,468
Equity loss	—	1,203	1,195	2,528
Premium paid on early extinguishment of debt	—	—	—	7,854
Contract recoveries	—	—	—	(1,735)
Other	235	2,762	(389)	5,578
Changes in operating assets and liabilities	28,345	(28,037)	25,310	(48,076)
Net cash provided by operating activities	106,963	79,333	204,325	340,853
Net cash provided by (used in) investing activities	(2,532)	1,497	(107,831)	(15,045)
Net cash used in financing activities	(4,304)	(60,438)	(210,311)	(728,650)
Effect of exchange rate changes on cash and cash equivalents	(1,585)	1,343	(2,277)	1,943
Net increase (decrease) in cash and cash equivalents	98,542	21,735	(116,094)	(400,899)
Cash and cash equivalents, beginning of period	219,005	411,906	433,641	834,540
Cash and cash equivalents, end of period	$317,547	$433,641	$317,547	$433,641